SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2006
LJ International Inc.
(Translation of registrant’s name into English)
Unit #12, 12/F., Block A, Focal Industrial Centre
21 Man Lok Street, Hung Hom, Kowloon, Hong Kong
(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LJ International Inc. (Registrant)
Date: May 24, 2007	By:	/s/ NG HON TAK RINGO
NG Hon Tak Ringo
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Financial Information